SO 8/31/04

04013390

Act 8/31/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number:	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	........12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED AUG 3 1 2004 WASH., D.C. 185 SECTION PROCESSING

SEC FILE NUMBER
8-24191

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/03 (MM/DD/YY) AND ENDING 6/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JKR & Company Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1540 S. Coast Highway, Suite 202
(No. and Street)

Laguna Beach, California 92651
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Kemp Richardson (949) 497-4825
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Kemp Richardson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JKR & Company Inc., as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Pres.

Title

Notary Public

U. TED GIESEN
COMM. #1369216
Notary Public California
ORANGE COUNTY
My Comm. Expires 8/10/06

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JKR & COMPANY INC.

Financial Statements
And
Independent Auditor's Report

June 30, 2004

JKR & COMPANY INC.

Table of Contents

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518 Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
JKR & Company Inc.

We have audited the accompanying statements of financial condition of JKR & Company Inc. as of June 30, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JKR & Company Inc. at June 30, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
August 10, 2004

JKR & COMPANY INC.

Statement of Financial Condition

June 30, 2004

ASSETS

Cash and cash equivalents	$ 1,094
Marketable securities, at fair market value	333,336
Non-marketable securities, at cost	1,100
Due from registered representatives	6,988
Deposits with clearing firm	45,268
Refundable income taxes	13,300
Investment in partnership	5,334
Fixed assets, less accumulated depreciation of $34,367	10,113
Other assets	1,750
	$418,283

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 60,466
Due to clearing firm	10,447
Due to stockholder	14,625
Deferred income taxes	47,702
Total liabilities	133,240
Stockholder's equity	
Common stock, 1,000,000 shares authorized, 2,000 shares issued and outstanding	15,000
Retained earnings	270,043
Total stockholder's equity	285,043
	$418,283

See notes to financial statements.

JKR & COMPANY INC.

Statement of Operations

Year Ended June 30, 2004

Revenues	
Commissions	$1,121,630
Trading gains and losses	106,256
Management and consulting income	74,925
Interest	32,636
Total revenues	1,335,447
Expenses	
Commissions and floor brokerage	861,268
Compensation and benefits	208,577
Outside services	45,756
Travel and entertainment	40,467
Occupancy	20,388
Interest	13,056
Communications	7,047
Depreciation	3,578
Other	11,305
Total expenses	1,211,442
Income before income taxes	124,005
Income taxes	(36,777)
Net income	$ 87,228

See notes to financial statements.

JKR & COMPANY INC.

Statement of Changes in Stockholder's Equity

Year Ended June 30, 2004

	Common Stock		*Retained*	
	Shares	*Amount*	*Earnings*	*Total*
Balance, July 1, 2003	2,000	$15,000	$182,815	$197,815
Net income	-	-	87,228	87,228
Balance, June 30, 2004	2,000	$15,000	$270,043	$285,043

See notes to financial statements.

JKR & COMPANY INC.

Statement of Cash Flows

Year Ended June 30, 2004

Cash flows from operating activities	
Net income	$ 87,228
Adjustments to reconcile net income to net cash from operating activities	
Depreciation and amortization	3,578
Changes in operating assets and liabilities	
Deposits with clearing firm	(4,445)
Due from registered representatives	9,569
Refundable income taxes	(13,300)
Accounts payable and accrued liabilities	22,835
Due to clearing firm	(9,361)
Deferred income taxes	32,277
Net cash from operating activities	128,381
Cash flows from investing activities	
Capital expenditures	(6,142)
Securities owned	(121,454)
Net cash from investing activities	(127,596)
Cash flows from financing activities	
Due to stockholder	(10,571)
Net decrease in cash and cash equivalents	(9,786)
Cash and cash equivalents	
Beginning of year	10,880
End of year	$ 1,094
Supplemental disclosure of cash flow information	
Interest paid	$ 13,056
Taxes paid	$ 17,800

See notes to financial statements.

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. JKR & Company Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related revenue are recorded on a trade date basis.

Advertising Costs. Advertising and promotion costs are expensed as incurred.

Securities Owned. Marketable securities are stated at market value, based on quoted market prices. Non-marketable securities are stated at cost.

Furniture and Equipment. Furniture and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (5-7 years).

Income Taxes. Income taxes are accounted for using the liability method whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Financial Instruments. The carrying values reflected in the statement of financial condition at June 30, 2004 reasonably approximate the fair values financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at June 30, 2004.

2. INVESTMENT IN PARTNERSHIP

The Company holds a 5.817% limited partner interest and a 0.73% general partner interest in the Australia Fund Ltd., a limited partnership that invests in Australian marketable securities. The investment is carried at market value.

3. INCOME TAXES

The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect. At June 30, 2004, the deferred tax liability results

primarily from unrealized gains and losses recognized for financial statement purposes but not for tax purposes.

The effective income tax rate varies from the statutory federal income tax rate of 34% due primarily to state income taxes and the utilization of a net operating loss carryforward for federal income tax purposes.

4. RELATED PARTY TRANSACTIONS

The Company rents office space from its president. The rental agreement is on a month to month basis. For the year ended June 30, 2004, the Company paid rent expense of $17,000 under this agreement.

5. PENSION PLAN

The company maintains an employee profit sharing trust. Contributions to the trust are based upon a percentage of gross allowable compensation for eligible employees limited to a maximum of 25%. The Company made contributions of $9,000 for fiscal 2004.

6. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at June 30, 2004 was 0.48 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2004, the Company had net capital of $179,589 which was $79,589 in excess of the amount required by the SEC.

7. RESERVE REQUIREMENT FOR BROKERS AND DEALERS IN SECURITIES

The Company is exempt from provisions of rule 15c3-3 (per paragraph k(2)(ii) of such rule) under the Securities Exchange Act of 1934 as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption the Company is not required to prepare a determination of reserve requirement for brokers and dealers in securities.

*****

JKR & COMPANY INC.

Schedule I
Computation of Net Capital
Pursuant to Rule 15c3-1

June 30, 2004

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total stockholder's equity	$285,043	$321,759	$(36,716)
Less non-allowable assets			
Petty cash	(75)	(75)	-
Due from registered representatives	(6,988)	(6,988)	-
Non-marketable securities	(1,100)	(1,100)	-
Investment in partnership	(5,334)	(5,334)	-
Refundable income taxes	(13,300)	(11,800)	(1,500)
Furniture and equipment	(10,113)	(13,069)	2,956
Other assets	(1,750)	(1,750)	-
Other additions and/or credits			
Deferred income taxes	-	15,425	(15,425)
Net capital before charges on security positions	246,383	297,068	(50,685)
Less charges on security positions			
Marketable securities	(47,986)	(47,143)	(843)
Undue concentration	(18,808)	(12,905)	(5,903)
Net capital	$179,589	$237,020	$(57,431)
Total aggregate indebtedness	$ 85,538	$ 82,555	$ 2,983
Ratio of aggregate indebtedness to net capital	0.48	0.35	
Minimum net capital required	$100,000	$100,000	

Note: The differences result primarily from audit adjustments to income taxes, fixed assets, and accounts payable.

JKR & COMPANY INC.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

June 30, 2004

Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required and this schedule is not applicable. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of June 30, 2004; and a reconciliation to that calculation is not included herein.

JKR & COMPANY INC.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

June 30, 2004

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

JKR & Company Inc.:

In planning and performing our audit of the financial statements of JKR & Company Inc. (the "Company") for the year ended June 30, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the Commission's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at June 30, 2004 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended June 30, 2004.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
August 10, 2004

ALL PURPOSE ACKNOWLEDGMENT

State of California }
County of Orange } ss.

On AUG 27 04 before me, U. TED GIESEN, a Notary Public, personally appeared, J. KEMP RICHARDSON, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal. Seal

Signature ______________________

U. TED GIESEN
COMM. #1369216
Notary Public California
ORANGE COUNTY
My Comm. Expires 8/10/06

◆◆◆ **COMPLETING THE FOLLOWING INFORMATION IS NOT LEGALLY MANDATED** ◆◆◆

The information set forth below is an effort to protect members of the public, the Notary Public, or other officer from unauthorized use of this form. Please note: the capacity(ies) of the signers are NOT certified by the Notary Public or other officer and have not and will not be verified in any way by the Notary Public or other officer.

ATTENTION: THE IDENTIFIABLE ATTRIBUTES OF THE ATTACHED DOCUMENT ARE AS LISTED BELOW

Type or Title of Document: ______________________

Date of Document: ______________ Number of pages (*including attached exhibits*) ________

Name(s) of Creditable Witness(es), if any: ______________, ______________

The Signer(s) claimed the following capacity(ies)

Signatory's Name: ______________
- ☐ Individual
- ☐ Corporate Officer: (*Position*) ______________
- ☐ Partner: (*Limited*) (*General*)
- ☐ L.L.C.: (*Position*) ______________
- ☐ Trustee
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- ☐ Guardian
- ☐ Other: ______________

THUMBPRINT: *Identify below only if the print is OTHER THAN RIGHT thumbprint of the signer:* ______________

Signatory's Name: ______________
- ☐ Individual
- ☐ Corporate Officer: (*Position*) ______________
- ☐ Partner: (*Limited*) (*General*)
- ☐ L.L.C.: (*Position*) ______________
- ☐ Trustee
- ☐ Attorney in Fact
- ☐ Conservator
- ☐ Guardian
- ☐ Other: ______________

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